UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

GLOBAL CONSUMER ACQUISITION CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per Share

(Title of Class of Securities)

             37892B 108
(CUSIP Number)

          December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Global Consumer Acquisition LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 4,959,362
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,959,362
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,959,362
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.30%
12	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON Rohan Ajila
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 4,959,362
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,959,362
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,959,362
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.30%
12	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSON Gautham Pai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 4,959,362
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,959,362
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,959,362
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.30%
12	TYPE OF REPORTING PERSON* IN

Item 1.

(a)	Name of Issuer:	Global Consumer Acquisition Corp., a corporation organized under the laws of the State of Delaware (the “Company”)

(b)	Address of Issuer's Principal Executive Offices: 1926 Rand Ridge Court, Marietta, GA 30062.

Item 2.

(a)	Name of Person Filing:	Global Consumer Acquisition LLC, Rohan Ajila, and Gautham Pai. Rohan Ajila and Gautham Pai are managers of Global Consumer Acquisition LLC and share control over Global Consumer Acquisition LLC.

(b)	Address of Principal Business Office or if none, Residence:

The address for this entity and individual is:

c/o Global Consumer Acquisition Corp

1926 Rand Ridge Court

Marietta, GA 30062.

(c)	Citizenship:	Global Consumer Acquisition LLC – Delaware Rohan Ajila – India Gautham Pai – India

(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share

(e)	CUSIP Number: 37892B 108

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 4,959,362

(b)	Percent of Class:

Global Consumer Acquisition LLC beneficially own 4,959,362 shares of Common Stock. Rohan Ajila and Gautham Pai are managers of Global Consumer Acquisition LLC, and by virtue of their shared control may be deemed to beneficially own shares held by Global Consumer Acquisition LLC. These shares account for 21.30% of the 23,282,362 shares of Common Stock outstanding as of November 15, 2021, as disclosed in the Company’s Form 10-Q filed with the SEC on November 16, 2022. Such amount does not include warrants that become exercisable for shares of Common Stock at the closing of the Company’s initial business combination.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Global Consumer Acquisition LLC – 4,959,362 shares

Rohan Ajila - 4,959,362 shares

Gautham Pai - 4,959,362 shares

(ii)	shared power to vote or to direct the vote:

Global Consumer Acquisition LLC – 0 shares

Rohan Ajila - 0 shares

Gautham Pai - 0 shares

(iii)	sole power to dispose or to direct the disposition of:

Global Consumer Acquisition LLC – 4,959,362 shares

Rohan Ajila - 4,959,362 shares

Gautham Pai - 4,959,362 shares

(iv)	shared power to dispose or to direct the disposition of:

Global Consumer Acquisition LLC – 0 shares

Rohan Ajila - 0 shares

Gautham Pai - 0 shares

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022

GLOBAL CONSUMER ACQUISITION LLC

By:	/s/ Rohan Ajila
Name: Rohan Ajila
Title: Authorized Signatory

/s/ Rohan Ajila
Rohan Ajila